R E I T  A M E R I C A S,  I N C.

December 27, 2005

Ms. Rachel Zablow
SECURITIES AND EXCHANGE COMMISSION
Mail Stop 4561
Washington DC 20549

Re: File No. 33-11863

Dear Ms. Zablow:

In response to your letter of November 29, 2005, we offer the following.

In preparing this response, we acknowledge that:

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.”

The following lists your comments in order, and our responses:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 13 - Exhibits and Reports on Form 8-K, page 16

Comment 1.

“Please remove the title of the certifying officer from the opening sentence. In additions, revise to make reference to the appropriate report and date the certifications as of the date of the amendment.”

Response to Comment 1:

We will revise the certifications to read as follows:

2 9 6 0  N  S W A N  R D.,  S U I T E  3 0 0 * T U C S O N,  A R I Z O N A * 8 5 7 1 2
P H O N E:   (5 2 0)  3 2 6 - 2 0 0 0 * F A X:  (5 2 0)  3 2 6 - 7 3 7 5

SECTION 302 CERTIFICATION

EXHIBIT 31.1

I, F. Dale Markham, certify that:

1. I have reviewed this annual report Form 10-KSB/A of REIT Americas, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of REIT Americas, Inc. as of, and for, the periods presented in this report;

4. The other certifying officer(s) of REIT Americas, Inc. and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for REIT Americas, Inc. and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to REIT Americas, Inc. is made known to us by others within the entity, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the disclosure controls and procedures of REIT Americas, Inc. and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the internal control over financial reporting of REIT Americas, Inc. that occurred during the most recent fiscal quarter of REIT Americas, Inc. that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting of REIT Americas, Inc.; and

5. The other certifying officer(s) of REIT Americas, Inc. and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the auditors and the audit committee of the board of directors of REIT Americas, Inc.(or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ability of REIT Americas, Inc. to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting of REIT Americas, Inc.

Date: AS OF AMENDMENT DATE	/s/ F. DALE MARKHAM

F. Dale Markham, Chief Executive Officer

EXHIBIT 31.2

I, Mary D. Cozza, certify that:

1. I have reviewed this annual report on Form 10-KSB/A of REIT Americas, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of REIT Americas, Inc. as of, and for, the periods presented in this report;

4. The other certifying officer(s) of REIT Americas, Inc. and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for REIT Americas, Inc. and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to REIT Americas, Inc. is made known to us by others within the entity, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the disclosure controls and procedures of REIT Americas, Inc. and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in internal control over financial reporting of REIT Americas, Inc. that occurred during the most recent fiscal quarter of REIT Americas, Inc. that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting of REIT Americas, Inc.; and

5. The other certifying officer(s) of REIT Americas, Inc. and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the auditors and the audit committee of the board of directors of REIT Americas, Inc.(or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ability of REIT Americas, Inc. to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of REIT Americas, Inc.

Date: AS OF AMENDMENT DATE	/s/ MARY D. COZZA

Mary D. Cozza, Chief Financial Officer

Item 14 - Controls and Procedures Disclosure, Page 16

Comment 2.

“In future filings, revise to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-15(e) and 15d-15(e). In addition, please confirm to us that such conclusions as set forth in your proposed revisions, and with the appropriate references, were reached by your officers as of the end of the period covered by the reports for the periods ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.”

Response to Comment 2:

We will revise the future item 14 disclosures to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-15(e) and 15d-15(e).

We further confirm to you that the conclusions as set forth in the proposed revisions, and with the appropriate references, were reached by your officers as of the end of the period covered by the reports for the periods ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.”

Forms 10-QSB for the fiscal quarter ended September 30, 2005

Financial Statements

Note 7 - Capitalization, page 12

Comment 3.

“Please tell us how you considered paragraphs 8-10 of SFAS 123 and EITF 96-18 in accounting for the consulting agreement with Dawson James Securities, Inc.”

Response to Comment 3:

Although FAS 123R has evidently been excluded from the scope of the soon to be released “Fair Value Measurement” standard, the various discussions in the drafting stage clearly establish that the market price of thinly traded securities is not necessarily a valid indicator of the fair value of the issued shares.

There is no active market in either the common stock or the Preferred A.

Within the past year Preferred A was issued to certain related parties at the price of $1 per share. In the absence of an active market, or other indicators of the value of services rendered, management has valued the transaction at the equivalent value of the Preferred A issued for cash. Management also estimates that there is little likelihood of conversion to common until the market exceeds $.10 per share.

Management is amortizing and expensing the contract cost over the 12 month period of the contract. In the event capital is raised as a result of their efforts, the unamortized balance will be reclassified to Other Paid In Capital as a cost of raising capital.

Additionally, we will add the following to our significant accounting policies section of the notes to financial statements.

“The preparation of financial statements in conformity with accounting principles generally accepted in the U. S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing our financial statements are reasonable and prudent. Actual results could differ from those estimates.

The most significant accounting estimates relate to valuing equity transactions as described below.

The value assigned to stock issued to non-employees is determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Amounts are based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”

SUMMARY RESPONSE:

As you are aware from reading the financial statements, the Company has insufficient cash to pay its obligations. The essential working capital needs are being met with funds advanced by the officers personally. Additionally, there is virtually no current market in the company stock and the market float is accordingly negligible.

Additionally, our auditor has informed us that the triennial PCAOB inspection of this engagement was recently concluded without qualification or comment by the PCAOB inspectors.

In consideration of these factors we respectfully request that you allow the suggested conforming revisions to be made beginning with the 10-KSB to be filed by March 31 2006, and waive amendment to the submissions previously filed. We do not believe the above referenced comments represent material omissions or misstatements to require amendment. We respectfully request your thoughtful consideration of our reasoned request.

Sincerely,

/s/ F. Dale Markham

F. Dale Markham
President and Chief Executive Officer